Exhibit 3.1

SECOND AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NORTHERN STAR INVESTMENT CORP. II

Pursuant to Section 242 of the
Delaware General Corporation Law

The undersigned, being a duly authorized officer of NORTHERN STAR INVESTMENT CORP. II (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is Northern Star Investment Corp. II.

2.	The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 12, 2020, Amended and Restated Certificates of Incorporation were filed in the office of the Secretary of State of the State of Delaware on January 25, 2021 and March 1, 2021 and an amendment to the Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 30, 2022.

3.	Second Amendment to the Amended and Restated Certificate of Incorporation further amends the Amended and Restated Certificate of Incorporation of the Corporation.

4.	This Second Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of at least 65% of the outstanding shares of common stock at a meeting of stockholders in accordance with ARTICLE SIXTH of the Amended and Restated Certificate of Incorporation and the provisions of Sections 242 the General Corporation Law of the State of Delaware.

5.	Section F of ARTICLE SIXTH is hereby deleted and replaced in its entirety as follows:

3. “In the event that the Corporation does not consummate a Business Combination by January 28, 2024 or such earlier liquidation and dissolution date as the Corporation’s board of directors may approve (the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share equal to the aggregate amount then held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Corporation to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the total number of IPO Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate, subject (in the case of clauses (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law.

IN WITNESS WHEREOF, I have signed this Second Amendment to the Amended and Restated Certificate of Incorporation this 28th day of July, 2023.

/s/ Jonathan Ledecky
Jonathan Ledecky
Chief Operating Officer